FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2005


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, LP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X        Form 40-F  _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____     No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                TABLE OF CONTENTS


                                                                            Page

PART I        FINANCIAL INFORMATION

         Forward Looking Statements

         Item 1.     Condensed Consolidated Financial Statements (Unaudited)

                     Condensed Consolidated Balance Sheets as of
                     March 31, 2005 and March 31, 2004........................1

                     Condensed Consolidated Statements of Operations for
                     the Three Months Ended March 31, 2005 and 2004 ..........2

                     Condensed Consolidated Statements of Changes in
                     Financial Position for the Three Months Ended
                     March 31, 2005 and 2004 .................................3

                     Condensed Consolidated Statement of Changes in
                     Stockholders' Equity as of  March 31, 2005...............4

                     Notes to Condensed Consolidated Financial Statements.....5

         Item 2.     Management's Discussion and Analysis of Financial
                     Condition and Results of Operations.....................35

         Item 3.     Quantitative and Qualitative Disclosures About
                     Market Risk.............................................43

         Item 4.     Controls and Procedures.................................43

PART II       OTHER INFORMATION

         Item 1.     Legal Proceedings.......................................44

         Item 2.     Changes in Securities and Use of Proceeds...............44

         Item 3.     Defaults upon Senior Securities.........................45

         Item 4.     Submission of Matters to a Vote of Security Holders.....45

         Item 5.     Other Information.......................................45

         Item 6.     Exhibits and Reports....................................45

         Signatures..........................................................46

     In this report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos.

Forward Looking Statements

     This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     o    ability to attract subscribers;

     o changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

     o our ability to manage, implement and monitor billing and operational support systems;

     o    an increase in churn, or subscriber cancellations;

     o    the control of us retained by certain of our stockholders;

     o changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

     o the effects of governmental regulation of the Mexican telecommunications industry;

     o    declining rates for long distance traffic;

     o    fluctuations in labor costs;

     o foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

     o the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

     o    the timing and occurrence of events which are beyond our control; and

     o    other factors described in this Form 6-K.

     Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS




                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

                      Condensed Consolidated Balance Sheets

                      March 31, 2005 and December 31, 2004

       (Thousand pesos of constant purchasing power as of March 31, 2005)


                                                                                          (Unaudited)
                                                                                       -----------------
                                                                                           March 31,        December 31,
                                                                                       -----------------  ----------------
                   Assets                                                                    2005               2004
                                                                                       -----------------  ----------------

        Current assets:
           Cash and cash equivalents (includes $1,168,292 and $534,017 from           $     1,255,702           558,494
              temporary investments in 2005 and 2004, respectively)
           Accounts receivable, (net of allowance for doubtfull accounts of
           $115,669 and $100,959 in 2005 and 2004, respectively)                              558,882           511,334
           Refundable taxes and other accounts receivable                                     125,324            83,100
           Prepaid expenses (note 5)                                                          116,578           132,849
           Inventories                                                                         59,983            58,680
                                                                                       -----------------  ----------------

                   Total current assets                                                     2,116,469         1,344,457

        Long-term accounts receivable                                                          19,534            19,914
        Property, systems and equipment, net (note 6)                                       6,275,192         6,157,397
        Telephone concession rights, net of accumulated amortization of $273,426
           and $260,562 in 2005 and 2004, respectively                                        695,893           708,757
        Pre-operating expenses, net                                                           194,029           204,119
        Deferred income taxes (note 11)                                                       115,891           124,999
        Other assets (note 7)                                                                 156,786           142,061
                                                                                       -----------------  ----------------

                   Total assets                                                       $     9,573,794         8,701,704
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Accounts payable and accrued liabilities                                   $       467,601           600,470
           Accrued interest                                                                    93,352            10,959
           Taxes payable                                                                       23,752            41,049
           Short-term debt (note 8)                                                           129,026           109,227
           Current maturities of long-term debt (note 9)                                       51,604            49,352
           Other accounts payable (note 10)                                                   211,171           202,140
           Derivative financial instruments (note 4)                                            7,047               942
                                                                                       -----------------  ----------------

                   Total current liabilities                                                  983,553         1,014,139

        Long-term debt, excluding current maturities (note 9)                               2,875,641         2,041,173
        Premium on bond issuance (note 9)                                                      56,066               -
        Other long-term accounts payable                                                        3,870             3,569
        Seniority premiums                                                                      2,235             2,412
                                                                                       -----------------  ----------------

                   Total liabilities                                                        3,921,365         3,061,293
                                                                                       -----------------  ----------------

        Stockholders' equity (note 12):
            Common stock                                                                    7,159,184         7,159,184
            Additional paid-in capital                                                        141,654           141,654
            Deficit                                                                        (1,765,088)       (1,779,508)
            Cumulative deferred income tax effect                                             119,382           119,382
            Change in the fair value of derivative instruments (note 4)                        (2,703)             (301)
                                                                                       -----------------  ----------------

                    Total stockholders' equity                                              5,652,429         5,640,411

        Commitments and contingencies (note 13)
                                                                                       -----------------  ----------------

                   Total liabilities and stockholders' equity                         $     9,573,794         8,701,704
                                                                                       =================  ================

 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

                 Condensed Consolidated Statements of Operations

       (Thousand pesos of constant purchasing power as of March 31, 2005)


                                                                                         Three months ended
                                                                              ----------------------------------------
                                                                                             March 31,
                                                                              ----------------------------------------
                                                                                            (Unaudited)
                                                                                      2005                 2004
                                                                              ---------------------  -----------------
    Rental, installation, service and other revenues                         $         1,118,679           904,699
                                                                              ---------------------  -----------------

    Operating costs and expenses:
       Cost of sales and services                                                       (351,813)         (281,373)
       Selling and administrative expenses                                              (399,290)         (308,555)
       Depreciation and amortization                                                    (262,325)         (240,977)
                                                                              ---------------------  -----------------

                                                                                      (1,013,428)         (830,905)
                                                                              ---------------------  -----------------

               Operating income                                                          105,251            73,794
                                                                              ---------------------  -----------------

    Comprehensive financing result:
       Interest expense                                                                  (96,410)          (69,680)
       Interest income                                                                    16,887             5,375
       Foreign exchange (loss) gain, net                                                 (7,072)            11,236
       Monetary position gain                                                             12,122            17,018
                                                                              ---------------------  -----------------

                Comprehensive financing result, net                                      (74,473)          (36,051)
                                                                              ---------------------  -----------------

    Other (expense) income, net                                                           (7,250)           14,803
                                                                              ---------------------  -----------------

                Income before income taxes                                                23,528            52,546
                                                                              ---------------------  -----------------

    Deferred income tax (note 11)                                                         (9,108)          (19,106)
                                                                              ---------------------  -----------------

              Net income                                                     $            14,420            33,440
                                                                              =====================  =================





 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

       Condensed Consolidated Statements of Changes in Financial Position

       (Thousand pesos of constant purchasing power as of March 31, 2005)


                                                                                                 Three months ended
                                                                                        -------------------------------------
                                                                                                      March 31,
                                                                                        -------------------------------------
                                                                                                     (Unaudited)
                                                                                               2005               2004
                                                                                        -------------------------------------
Operating activities:
     Net income                                                                        $        14,420              33,440
     Add charges (deduct credits) to operations not requiring
        (providing) resources:
           Depreciation                                                                        234,321             215,876
           Amortization                                                                         28,004              25,101
           Deferred income tax                                                                   9,108              19,106
                                                                                        ------------------ ------------------

              Resources provided by the operations                                             285,853             293,523

     Net investment in operations                                                             (213,640)           (191,000)
                                                                                        ------------------ ------------------

              Resources provided by operating activities                                        72,213             102,523
                                                                                        ------------------ ------------------

Financing activities:
    Proceeds from (payments of) loans and interest, net                                        938,912             (73,290)
    Premium on bond issuance                                                                    56,066                -
    Other accounts payable                                                                       1,909              (2,740)
                                                                                        ------------------ ------------------

              Resources provided by (used in) financing activities                             996,887             (76,030)
                                                                                        ------------------ ------------------

Investing activities:
     Acquisition and construction of property, systems
        and equipment, net                                                                    (352,116)           (202,826)
     Pre-operating results                                                                        -                   (826)
     Other assets                                                                              (19,776)            (10,136)
                                                                                        ------------------ ------------------

              Resources used in investing activities                                          (371,892)           (213,788)
                                                                                        ------------------ ------------------

              Increase (decrease) in cash and cash equivalents                                 697,208            (187,295)

Cash and cash equivalents at beginning of period                                               558,494           1,076,270
                                                                                        ------------------ ------------------

Cash and cash equivalents at end of period                                             $     1,255,702             888,975
                                                                                        ================== ==================


The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

       Condensed Consolidated Statement of Changes in Stockholders' Equity

       (Thousand pesos of constant purchasing power as of March 31, 2005)


                                                                                                        Change in
                                                                                       Cumulative       the fair       Total
                                                       Additional                       deferred        value of       stock
                                     Common              paid-in                         income         derivative     holders'
                                      stock              capital        Deficit        tax effect      instruments     equity
                                   --------------   ----------------- --------------  --------------  -------------  -----------

      Balances as of
        December 31, 2004        $     7,159,184             141,654    (1,779,508)        119,382           (301)     5,640,411

      Comprehensive income               -                 -                14,420       -                 (2,402)        12,018
                                   --------------   ----------------- --------------  --------------  -------------  -----------

      Balances as of
        March 30, 2005
        (Unaudited)              $     7,159,184             141,654    (1,765,088)        119,382         (2,703)     5,652,429
                                   ==============   ================= ==============  ==============  =============  ===========



 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

                             March 31, 2005 and 2004

       (Thousand pesos of constant purchasing power as of March 31, 2005)


(1)  Organization and description of business

     Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 13f). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has a Mexican majority share ownership with 59.5% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V., the remaining 40.5% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless telephones, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

     o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $145,362 for the Company.

     o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $73,310 for the Company.

     o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $750,647 for a period of twenty years with an extension option.

     The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Tijuana, Cd. Juarez, Saltillo, Aguascalientes, Queretaro and San Luis Potosi.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


(2)  Financial statement presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (MexGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of March 31, 2005, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

     The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                              Inflation
                                             NCPI                %
                                        --------------     --------------

     March 31, 2005                        414.687              0.74
     December 31, 2004                     411.648              5.47
     March 31, 2004                        396.544              1.60

     The accompanying financial statements should be read in conjunction with Axtel's Annual Audited Financial Statements for the year ended December 31, 2004, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company's condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

     When reference is made to pesos or "$", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to "U.S. dollar millions", the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

     The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

                                                               % ownership
                                                               -----------

     Instalaciones y Contrataciones, S. A. de C. V.                99.998%
     Impulsora e Inmobiliaria Regional, S. A. de C. V.             99.998%
     Servicios Axtel, S. A. de C. V.                               99.998%

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


(3)  Accounting changes

     a)   Business combinations

          In March, 2004, the Mexican Institute of Public Accountants issued the new Bulletin B-7 Business Combinations, which is mandatory beginning on January 1, 2005, although it allows early application. The Bulletin B-7 provides for certain rules to the accounting treatment of business acquisitions and investments in associated entities. The most relevant aspects included in Bulletin B-7 among others are: the adoption of the purchase method as a unique rule of accounting. In consequence, the use of the International Accounting Standard IAS-22, Business Combinations was eliminated; the accounting treatment of goodwill, eliminating his amortization and establishing certain rules of impairment; and specific rules in the acquisition of the minority interest, transferences of assets or exchange of stocks among entities under common control, and the accounting treatment of intangible assets recognized in a business combinations were established.

          The initial adoption of this Bulletin had no material effects neither on the financial position nor on the result of operations of the Company.


     b)   Labor obligations.

          The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

          This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, "Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations." Also, this Bulletin eliminates the issue of unforseen payments, and replaces it with the one relating to "Payments Upon Termination of the Labor Relationship," defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments," should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations or that it be amortized over the average remaining service life of employees.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


(4)  Hedging

     On March 29, 2004, the Company entered into derivative Cross Currency Swaps
     (CCS) transaction, denominated "Coupon Swap" agreement to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million 11% senior notes which mature in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual Mexican rate of 12.30%. The CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match in interest payment dates and conditions those of the underlying debt. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes. That is, the Company does not speculate using derivative instruments.

     By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

     The CCS information is as follows:


     (Amounts in charts are expressed in millions, except exchange rates which are expressed in pesos)

                                           Currencies                             Interest Rates
                                 -------------------------------    -----------------------------------------

                                                    Notional
                                                     amount
                                 Notional           (nominal           Axtel       Axtel        Estimated
   Maturity date                 amount              value)          receives       pays        fair value
-------------------------------------------------------------------------------------------------------------

   December 15, 2008             U.S.$ 113.75        $ 1,270           11.00%       12.30%      U.S.$(0.6)


     For the three-month period ended March 31, 2005, the change in net unrealized losses "mark to market" for derivatives designated as cash flow hedges was U.S. $(0.6) million. No hedge ineffectiveness on cash flow hedges was recognized during 2005.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates.

(5)  Prepaid expenses

     Prepaid expenses consist of the following:

                                           (Unaudited)
                                         -----------------
                                            March 31,          December 31,
                                         -----------------  -------------------
                                              2005                 2004

   Airspan Communications Limited       $        30,105               93,511
   Nortel Networks de Mexico                      4,859                3,493
   Nortel Networks Limited                       43,132                2,128
   Maxcom Telecomunicaciones                      1,004                  292
   Other                                         37,478               33,425
                                         -----------------  -------------------

             Total prepaid expenses     $       116,578              132,849
                                         =================  ===================


(6)  Property, systems and equipment

     Property, systems and equipment are analyzed as follows:


                                                                       (Unaudited)
                                                                  ---------------------
                                                                        March 31,           December 31,
                                                                  ---------------------  -------------------
                                                                          2005                  2004              Useful lives

       Land                                                      $             38,527                38,301
       Building                                                               125,132               124,874         25 years
       Computer and electronic equipment                                    1,065,693             1,057,421         3 years
       Transportation equipment                                                23,779                19,060         4 years
       Furniture and fixtures                                                 100,952               100,500        10 years
       Network equipment                                                    6,873,411             6,710,503      6 to 28 years
       Leasehold improvements                                                 157,293               152,187
       Construction in progress                                             1,355,493             1,193,890
                                                                  ---------------------  -------------------

                                                                            9,740,280            9,396,736

       Less accumulated depreciation                                        3,465,088            3,239,339
                                                                  ---------------------  -------------------

               Property, systems and equipment, net            $            6,275,192            6,157,397
                                                                  =====================  ===================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     As of March 31, 2005 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,307.

(7)  Other assets

     Other assets consist of the following:


                                                        (Unaudited)
                                                   ---------------------
                                                         March 31,               December 31
                                                   ---------------------     -------------------
                                                           2005                     2004

      Notes issuance costs                       $            86,915                     71,199
      Telmex / Telnor infrastructure costs                    56,319                     56,319
      Guarantee deposits                                      20,357                     19,011
      Other                                                   12,701                     12,600
                                                  ---------------------      -------------------

                                                             176,292                    159,129
      Less accumulated amortization                           19,506                     17,068
                                                  ---------------------      -------------------

           Other assets, net                     $           156,786                    142,061
                                                  =====================      ===================

(8)  Short-term debt

     Short term debt and its main characteristics are as follows:


                                                                                            (Unaudited)
                                                                                        -------------------
                                                                                             March 31,             December 31,
                                                                                        -------------------     ------------------
                                                                                               2005                   2004

     Revolving line of credit with Banco Mercantil del Norte, S.A.  (Banorte) used
     for letters of credit, denominated in U.S. dollars up to 360 days.             $                62,623              85,436

     Revolving line of credit with Banco Santander  Serfin,  S.A. used for letters
     of credit, denominated in U.S. dollars up to 180 days.                                          44,255               -

     Revolving  lines of credit with  different  institutions  used for letters of
     credit denominated in U.S. dollars up to 360 days.                                              22,148              23,791
                                                                                        -------------------     -----------------

              Total short-term notes payable                                        $               129,026             109,227
                                                                                        ===================     =================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



(9)  Long-term debt

     Long-term debt and its main characteristics are as follows:


                                                                                    (Unaudited)
                                                                                 ------------------
                                                                                     March 31,           December 31,
                                                                                 ------------------   -------------------
                                                                                       2005                 2004
     U.S. $250,000,000 in aggregate principal amount of 11% Senior Notes due
     2013. Interest is payable semi-annually in arrears on June 15, and
     December 15 of each year which began on June 15, 2004.                   $         2,823,550              1,985,893

     Promissory Notes with Hewlett Packard  Operations Mexico, S. de R.L. de
     C.V. denominated in U.S. dollars,  payable in 12 quarterly installments
     maturing in December 2007. The interest rate is 7.0%.                                 51,601                 53,937

     Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and
     TIIE (Mexican average interbank rate) plus six percentage
     points for those denominated in pesos.                                                52,094                 50,695
                                                                                 ------------------   -------------------

               Total long-term debt                                                      2,927,245            2,090,525

                    Less current maturities                                                 51,604               49,352
                                                                                 ------------------   -------------------

               Long-term debt, excluding current maturities                  $           2,875,641            2,041,173
                                                                                 ==================   ===================

     Annual installments of long-term debt are as follows:

                      Year                               Amount

                     March 2007                         $    33,659
                     March 2008                              15,841
                     March 2009                               2,386
                     Thereafter                           2,823,755
                                                     ----------------
                                                        $ 2,875,641
                                                     ================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     The following are the most important changes in long-term debt during the three-month period ended March 2005 and the year ended December 31, 2004:

     o During January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value having a yield to maturity of 9.84%.

     o Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

     o Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of March 31, 2005, the Company was in compliance in all its covenants and obligations.

(10) Other accounts payable

     As of March 31, 2005 and December 31, 2004, the other accounts payable consist of the following:



                                                             (Unaudited)
                                                        ---------------------
                                                              March 31,             December 31,
                                                        ---------------------   --------------------
                                                                2005                    2004

       Guarantee deposits (note 13a)                   $           146,825                  147,523
       Interest payable (note 13a)                                  34,469                   32,163
       Other                                                        29,877                   22,454
                                                        ---------------------   --------------------

                 Total other accounts payable          $           211,171                  202,140
                                                        =====================   ====================


(11) Income tax (IT), tax on assets (TA), employee statutory profit sharing
     (ESPS) and tax loss carryforwards

     The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

     In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

     In December 2004, the Mexican Congress approved changes to the Income Tax Law, previously on January 1, 2002 a new Income Tax Law had been enacted, this law provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005, nevertheless the main change included in December 2004 and its impact on the Company's financial statements was related to a reduction in the income tax rates from previously approved tax rate of 32% in 2005 to a new tax rate of 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes, were calculated assuming a 30% tax rate for current assets and current liabilities; 29% and 28%, for assets and liabilities whose tax effects will be reversed after 2005. The effect of the reduction in the deferred income tax assets calculation for 2004 was $51,300.

     For the three months ended March 31, 2005 and 2004 (unaudited), deferred IT amounted to an expense of $9,108 and $19,106, respectively.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 are presented below:

                                                              December 31,
                                                          --------------------
                                                                  2004
 Deferred tax assets:
          Net operating loss carryforwards            $               518,811
          Accounts receivable                                          28,268
          Accrued liabilities                                           4,069
          Tax on assets                                                17,431
          Accrued vacations                                             2,037
                                                          --------------------

                Total gross deferred tax assets                       570,616

        Less valuation allowance                                       19,081
                                                          --------------------

               Net deferred tax assets                                551,535
                                                          --------------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



 Deferred tax liabilities:
          Property, systems and equipment                            179,339
          Telephone concession rights                                166,387
          Pre-operating expenses                                      58,152
          Other assets                                                 5,054
          Inventories                                                 17,604
                                                          -------------------

                Total deferred tax liabilities                       426,536
                                                          -------------------

                Deferred tax assets, net                  $          124,999
                                                          ===================

     The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of March 31, 2005 and December 31, 2004, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management, it is probable that there will be enough future taxable income to realize the net deferred tax assets.

     According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2004, the tax loss carryforwards expired as follows:


          Year                  Inflation-adjusted tax      Recoverable TA
                                  loss carryforwards
---------------------------     -----------------------    --------------------

        2009                  $                    597                  -
        2010                                 1,183,654                  -
        2011                                   225,024                  -
        2012                                   443,096                  -
        2013                                       525                   8,658
        2014                                    -                        8,773
                                -----------------------    --------------------
                              $              1,852,896                  17,431
                                =======================    ====================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


(12) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structures

          In the Extraordinary Shareholders Meeting held on September 8, 2004 the shareholders approved a proposal to increase the variable portion of the capital stock of the Company in the amount in Mexican pesos equal to $3,089 through the issuance of 124,957,212 non-voting Series "N" shares which will represent 4.7% of the total issued capital stock of the Company. These series "N" stocks have not been issued.

          The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 Series "N" shares. Series "A" and Series "C" shares have the right to vote, and Series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

     (b)  Stockholders' equity restrictions

          Stockholder contributions, restated as provided for in tax law, totaling of $7,226,904 may be refunded to stockholders tax-free.

          No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 9 establish limitations on dividend payment.

(13) Commitments and contingencies

     As of March 31, 2005, the Company has the following commitments and contingencies:

     (a) On January 24, 2001 a contract was signed with Spectra Site Communications Mexico, S. de R.L. de C.V. (Spectra Site) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Spectra Site and, in turn, sell or lease them under an operating lease plan.

          On January 24, 2001, the Company received 13 million dollars from Spectra Site to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectra Site on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $34,469, presenting it as other accounts payable in the balance sheet as of March 31, 2005.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


          During 2002, Spectra Site Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectra Site for unilateral rescission of the contract. As of March 31, 2005, the trial is at a stage where evidence is being shown.

     (b) On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and the Appeal Court on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. Metronet has a last resource before the Mexican Federal Courts to change the Appeal Court judgment.

     (c) On December 23, 2003, LAIF X filed a demand for arbitration against the Company, Telinor, Blackstone Capital Partners Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners III, L.P. and Blackstone Family Investment Partnership III, L.P. (collectively the Blackstone Entities") disputing the validity of the transfer of Series "A" shares held by Telinor to the Blackstone Entities, and the conversion of the series "A" shares into series "C" shares in connection with such transfer. LAIF X claims that such transfer and conversion were not authorized by the Company's bylaws or shareholder resolution, and that the Blackstone Entities' purposed ownership of the Company's shares is therefore invalid. LAIF X also challenges the composition of the Company's Board of Directors. In addition to the declaratory relief, LAIF X's demand for Arbitration seeks unspecified damages and cost from the Company, Telinor and the Blackstone Entities.

     (d) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

     (e) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $32,101 and to other service providers for $49,602.

     (f) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications,
          (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     (g) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for three-month periods ended March 31, 2005 and 2004 was $89,434 and $61,338, respectively.

     The annual payments under these leases as of March 31, 2005 are as follows:


                                                                  Contracts in:
                                        -----------------------------------------------------------------
                                             Pesos            U.S. Dollars               UDIS
                                                              (thousands)         (Investment units)
                                        ----------------    ---------------   ---------------------------

                   2005                $        51,753              5,415                 41,125
                   2006                         53,935              6,435                 54,833
                   2007                         47,612              5,471                 54,833
                   2008                         41,625              3,299                 54,833
                   2009                         35,815              2,741                 45,694
                   Thereafter                  149,660             11,471                -
                                        ----------------    ---------------         --------------
                                       $       380,400             34,832                251,318
                                        ================    ===============         ==============


     (h) As of March 31, 2005, the Company has placed purchase orders which are pending delivery from suppliers for approximately $741,514.

     (i) On April 20, 2004 Axtel and Airspan entered into Amendment Agreement No. 2 to the Purchase and License Agreement of Fixed Wireless Access Equipment and the Technical Assistance Support Services Agreement, both dated March 20, 2004, by virtue of which the parties agreed to:
          (i) reduce the prices of (a) the Fixed Wireless Access Equipment (RSS customer premise equipment and the radio base station equipment) and
          (b) the Technical and Support Services for years 2004 and 2005; (ii) eliminate Axtel's obligation to provide a payment guarantee and modify its payments terms under such Agreements, (iii) improve the delivery times of the equipments; (iv) create a single unit of RSS (customer premise equipment) which will be sold at a lower price in comparison of the current RSS customer premise equipment; and (v) cancel Axtel's purchase commitments of years 2005, 2006 and 2007 established under sold Agreements and to replace such commitments with two new commitments, one for U.S.$ 55.0 million to purchase Fixed Wireless Access Equipment commencing April 20, 2004 and ending on December 31st, 2005 and the second commitment for the amount of U.S.$ 10.0 million to purchase any Airspan product, commencing January 1st, 2006 and ending on May 1st, 2006.

     (j) On December 2004, the Company entered into a Purchase and License Agreement for FWA Equipment, by virtue of which the Company is commited to purchase equipment manufactured by Airspan for U.S. $38.7 millions, from December 2004 through December 2006.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     As of March 31, 2005 the Company has placed purchase orders for U.S. $35.4 millions.

     (k) On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the "NGN PLA"). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement.

(14) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican inflationary economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three-month periods ended March 31, 2005 and 2004, and on stockholders' equity as of March 31, 2005 and December 31, 2004 are presented below, with an explanation of the adjustments.


                                                                                    (Unaudited)
                                                                                Three months ended
                                                                         ----------------------------------
                                                                                     March 31,
                                                                         ----------------------------------
                                                                             2005                2004
                                                                         ------------- ----- --------------

       Net income reported under Mexican GAAP ......................  $       14,420               33,440
                                                                         -------------       --------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (see 14a)...........................           9,108               19,106
       2. Amortization of  start-up cost (see 14c)..................          10,090                9,394
       3. Start-up costs of the period  (see 14c)...................             -                   (826)
       4. Revenue recognition (see 14b).............................          (6,726)               2,994
       5. Allowance for post retirement benefits (see 14d)..........             155                  455
       6. Capitalized interest (see 14e)............................            (183)                (414)
                                                                         -------------       --------------
       Total approximate U.S. GAAP adjustments......................          12,444               30,709
                                                                         -------------       --------------
                                                                              26,864               64,149
       Approximate net income under U.S. GAAP.......................  $
                                                                         =============       ==============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



                                                                                    (Unaudited)           December 31,
                                                                                     March 31,
                                                                                   --------------- ---- -----------------
                                                                                        2005                 2004
                                                                                   --------------- ---- ---------------

       Total stockholders' equity reported under Mexican GAAP................  $       5,652,429             5,640,411
                                                                                   ---------------      ---------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (see 14a)....................................           (115,891)            (124,999)
       2. Start-up costs (see 14c)..........................................c           (194,029)            (204,119)
       3. Revenue recognition (see 14b)......................................            (90,811)             (84,085)
       4. Allowance for post retirement benefits (see 14d)...................            (20,959)             (21,114)
       5. Capitalized interest (see 14e).....................................             24,753                24,936
                                                                                   ---------------      ---------------
       Total approximate U.S. GAAP adjustments...............................           (396,937)            (409,381)
                                                                                   ---------------      ---------------
       Total approximate stockholders' equity under U.S. GAAP................  $       5,255,492             5,231,030
                                                                                   ===============      ===============


     The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

     (a) Deferred income taxes (IT) and employee's statutory profit sharing ("ESPS")

          For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company's pretax income and reported income tax expense is derived from domestic operations.

          For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

          For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2004 for U.S. GAAP are presented below:

                                                             December 31,
                                                                 2004
                                                          -------------------
 Deferred tax assets:
 Net operating loss carryforwards..................... $             518,811
 Accounts receivable..................................                28,268
 Deferred revenues....................................                23,545
 Seniority premium and allowance for
    post retirement benefits..........................                 6,586
 Accrued vacations....................................                 2,037
 Accrued liabilities..................................                 4,069
 Tax on assets........................................                17,431
                                                          -------------------

         Total gross deferred tax assets..............               600,747

 Less valuation allowance.............................             (229,188)
                                                          -------------------

         Net deferred tax assets......................               371,559
                                                          -------------------


 Deferred tax liabilities:
 Property, systems and equipment .....................              187,568
 Telephone concession rights..........................              166,387
 Inventories..........................................               17,604
                                                          -----------------

         Total deferred tax liabilities...............              371,559
                                                          -----------------

 Net deferred tax liabilities under U.S. GAAP                        -
 Less net deferred tax assets recognized
      under Mexican GAAP..............................              124,999
                                                          -----------------

 U.S. GAAP adjustment to stockholders' equity......... $            124,999
                                                          =================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior 2002 a deferred tax asset valuation allowance of $229,188 as of December 31, 2004 was recorded for U.S. GAAP. This represents a decrease in the valuation allowance of $148,678 for the year ended December 31, 2004.

     (b)  Revenue recognition

          On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

          a)   there is persuasive evidence of an agreement;

          b)   the delivery was made or the services rendered;

          c)   the sales price to the purchaser is fixed or determinable; and

          d)   collection is reasonable assured.

          Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     (c)  Start-up costs

          In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $10,090 and $9,394 for the three months period ended March 31, 2005 and 2004 as shown in the U.S. GAAP reconciliation, and has reduced stockholders' equity by $194,029 and $204,119 to write off the unamortized balance at March 31, 2005 and December 31, 2004. For U.S. GAAP purposes during the three months period ended March 31, 2004 the Company reversed $826 of capitalized amortization costs.

     (d)  Other employee benefits

          Severance

          For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. The Company recognized an accrual amounting to $20,959 and $21,114 as of March 30, 2005 and December 31, 2004, respectively. As of March 31, 2005, the Company has not recognized this liability under Mexican GAAP.

     (e)  Capitalized interest

          Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

          The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     (f)  Guaranteed debt

          On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

          During January 2005, the Company issued U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value having a yield to maturity of 9.84%.

          Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

          Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios have total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

          For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     The condensed consolidating financial information is as follows:

     Condensed consolidating balance sheets:


                                                                                              Adjustments
     (Unaudited)                                                             Combined             and             Axtel
     As of March 31, 2005                                   Axtel           Guarantors       Eliminations      Consolidated
     -----------------------------------------------    ----------------------------------------------------------------------

     Current assets                                  $       2,121,370              89,667         (94,568)         2,116,469
     Property, systems and equipment, net                    6,267,129               9,312          (1,249)         6,275,192
     Deferred charges                                        1,000,641               5,172           -              1,005,813
     Investment in subsidiaries                                 21,750             -               (21,750)            -
     Other non-current assets                                  170,570               5,750           -                176,320
                                                        ---------------  ------------------ ---------------- -----------------

         Total assets                                $       9,581,460             109,901        (117,567)         9,573,794
                                                        ---------------  ------------------ ---------------- -----------------

     Current liabilities                             $         993,454              84,667         (94,568)           983,553
     Long-term debt                                          2,875,641             -                 -              2,875,641
     Other non-current liabilities                              59,936               2,235           -                 62,171
                                                        ---------------  ------------------ ---------------- -----------------

         Total liabilities                                   3,929,031              86,902         (94,568)         3,921,365
                                                        ---------------  ------------------ ---------------- -----------------

     Total stockholders equity                               5,652,429              22,999         (22,999)         5,652,429
                                                        ---------------  ------------------ ---------------- -----------------

     Total liabilities and stockholders equity       $       9,581,460             109,901        (117,567)         9,573,794
                                                        ---------------  ------------------ ---------------- -----------------

                                                                                              Adjustments
                                                                             Combined             and              Axtel
     As of December 31, 2004                                Axtel           Guarantors        Eliminations     Consolidated
     -----------------------------------------------    ---------------  ------------------ ----------------- ----------------

     Current assets                                  $       1,359,829             111,548         (126,920)        1,344,457
     Property, systems and equipment, net                    6,149,228               9,486           (1,317)        6,157,397
     Deferred charges                                        1,031,995               5,880            -             1,037,875
     Investment in subsidiaries                                 24,385             -                (24,385)           -
     Other non-current assets                                  157,976               3,999            -               161,975
                                                        ---------------  ------------------ ----------------- ----------------

         Total assets                                $       8,723,413             130,913         (152,622)        8,701,704
                                                        ---------------  ------------------ ----------------- ----------------

     Current liabilities                             $       1,038,260             102,799         (126,920)        1,014,139
     Long-term debt                                          2,041,173             -                  -             2,041,173
     Other non-current liabilities                               3,569               2,412            -                 5,981
                                                        ---------------  ------------------ ----------------- ----------------

         Total liabilities                                   3,083,002             105,211         (126,920)        3,061,293
                                                        ---------------  ------------------ ----------------- ----------------

     Total stockholders equity                               5,640,411              25,702          (25,702)        5,640,411
                                                        ---------------  ------------------ ----------------- ----------------

     Total liabilities and stockholders equity       $       8,723,413             130,913         (152,622)        8,701,704
                                                        ---------------  ------------------ ----------------- ----------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     Condensed consolidating income statements:



                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended March 31, 2005          Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $        1,118,679        225,232              (225,232)         1,118,679
     Costs of sales and services                                (351,813)        -                     -               (351,813)
     Selling and administrative expenses                        (397,883)       (226,639)             225,232          (399,290)
     Depreciation and amortization                              (262,208)           (117)              -               (262,325)
     Operating income (loss)                                     106,775          (1,524)              -                 105,251
     Comprehensive financing result, net                         (74,334)           (470)                 331           (74,473)
     Other (expenses) income, net                                 (6,986)            67                  (331)           (7,250)
     Income tax                                                   (8,399)           (709)              -                 (9,108)
     Investment in subsidiaries                                   (2,636)           -                   2,636             -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $           14,420          (2,636)               2,636             14,420
                                                        ------------------ ----------------  ------------------ -------------------

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended March 31, 2004          Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $          904,699          214,506            (214,506)           904,699
     Costs of sales and services                                (281,373)        -                     -               (281,373)
     Selling and administrative expenses                        (309,036)        (214,025)            214,506          (308,555)
     Depreciation and amortization                              (240,866)            (111)             -               (240,977)
     Operating  income                                            73,424               370             -                  73,794
     Comprehensive financing result, net                         (35,824)            (514)                287           (36,051)
     Other income (expenses), net                                 14,493              597                (287)            14,803
     Income tax                                                  (18,357)            (749)             -                 (19,106)
     Investment in subsidiaries                                     (296)           -                     296            -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $           33,440             (296)                296             33,440
                                                        ------------------ ----------------  ------------------ -------------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     Condensed consolidating statements of changes in financial position:



                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the three-month period ended March 31, 2005                Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net income (loss)                                     $       14,420          (2,636)           2,636            14,420
        Non-cash items                                               273,243             826           (2,636)          271,433
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations             287,663          (1,810)           -               285,853
        Net (investment in) financing from operations               (217,072)          3,645             (213)         (213,640)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by operations, net                   70,591           1,835             (213)           72,213
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Proceeds from (loans payments), net                          938,912            (213)             213           938,912
        Others                                                        57,975            -               -                57,975
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) financing              996,887            (213)             213           996,887
              activities
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (352,104)            (12)           -              (352,116)
        Other assets                                                 (18,027)         (1,749)           -               (19,776)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities                (370,131)         (1,761)                          (371,892)
                                                                --------------  -------------- ---------------- -----------------

     Increase (decrease) in cash and equivalents                     697,347           (139)            -               697,208
     Cash and equivalents at the beginning of the period             556,469           2,025            -               558,494
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the period            $    1,253,816           1,886            -             1,255,702
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)




                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the three-month period ended March 31, 2004                Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net income (loss)                                     $       33,440            (296)             296            33,440
        Non-cash items                                               259,519             860             (296)          260,083
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by operations                         292,959             564            -               293,523
         Net (investment in) financing from operations              (191,103)            459             (356)         (191,000)
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by operations, net                    101,856           1,023             (356)          102,523
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Loans payments, net                                          (73,290)           (356)             356           (73,290)
        Others                                                        (2,740)           -               -                (2,740)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in financing activities                   (76,030)           (356)             356           (76,030)
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (202,814)            (12)           -              (202,826)
        Other assets                                                 (10,965)              3            -               (10,962)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in investing activities                  (213,779)             (9)           -              (213,788)
                                                                --------------  -------------- ---------------- -----------------

     Increase in cash and equivalents                               (187,953)            658            -              (187,295)
     Cash and equivalents at the beginning of the period           1,075,788             482            -             1,076,270
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the period            $      887,835           1,140            -               888,975
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     The tables below present combined balance sheets as of March 31, 2005 and December 31, 2004, income statements for each of the three-month periods ended March 31, 2005 and March 31, 2004, and statements of changes in financial position for each of the three-month periods ended March 31, 2005 and March 31, 2004 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

     The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

     Guarantors' Combined Balance Sheets:


     (Unaudited)
     As of  March 31, 2005                                                                  Adjustments
     ------------------------------------                                    Servicios          and          Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- --------------  -------------- ----------------

     Cash and cash equivalents          $      1,007                  12            867         -                  1,886
     Accounts receivable                         540           -                     99         -                    639
     Related parties receivables               5,356           -                 61,911            (11)           67,256
     Refundable taxes and other
        accounts receivable                    1,062               1,194         17,630         -                 19,886
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current assets                  7,965               1,206         80,507            (11)           89,667
                                          ------------ ------------------- --------------  -------------- ----------------

     Property, systems and equipment,
     net                                      -                    9,312        -               -                  9,312
     Deferred income taxes                        18           -                  5,389           (235)            5,172
     Other                                     1,138           -                  4,612         -                  5,750
                                          ------------ ------------------- --------------  -------------- ----------------

         Total non current assets              1,156               9,312         10,001           (235)           20,234
                                          ------------ ------------------- --------------  -------------- ----------------

     Total assets                       $      9,121              10,518         90,508           (246)          109,901
                                          ------------ ------------------- --------------  -------------- ----------------
     Liabilities and Stockholders Equity

     Account payable and accrued
        liabilities                     $        215           -                 10,970         -                 11,185
     Taxes payable                             3,767           -                 33,782         -                 37,549
     Related parties payables                 -                    8,443             11            (11)            8,443
     Other accounts payable                    1,109           -                 26,381         -                 27,490
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current liabilities             5,091               8,443         71,144            (11)           84,667
                                          ------------ ------------------- --------------  -------------- ----------------

     Deferred income tax                      -                      235        -                 (235)         -
     Others                                      341           -                  1,894         -                  2,235
                                          ------------ ------------------- --------------  -------------- ----------------

         Total liabilities                     5,432               8,678         73,038           (246)           86,902
                                          ------------ ------------------- --------------  -------------- ----------------

     Stockholders' equity                      3,738               1,743         20,154         -                 25,635
     Net (loss) income                           (49)                 97         (2,684)        -                 (2,636)
                                          ------------ ------------------- --------------  -------------- ----------------

     Total stockholders equity                 3,689               1,840         17,470         -                 22,999
                                          ------------ ------------------- --------------  -------------- ----------------

     Total liabilities and stockholders
     equity                             $      9,121              10,518         90,508           (246)          109,901
                                          ------------ ------------------- --------------  -------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



     As of December 31, 2004
     ------------------------------------
                                                                                           Adjustments
                                                                             Servicios         and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- -------------- --------------- ----------------

     Cash and cash equivalents          $        593                  12          1,420         -                  2,025
     Related parties receivables               7,397           -                 88,752             (4)           96,145
     Refundable taxes and other
       accounts receivable                     1,336               1,202         10,840         -                 13,378
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current assets                  9,326               1,214        101,012             (4)          111,548
                                          ------------ ------------------- -------------- --------------- ----------------

     Property, systems and equipment,
     net                                      -                    9,486        -               -                  9,486
     Deferred income taxes                         9           -                  6,105           (234)            5,880
     Other                                       809           -                  3,190         -                  3,999
                                          ------------ ------------------- -------------- --------------- ----------------

         Total non current assets                818               9,486          9,295           (234)           19,365
                                          ------------ ------------------- -------------- --------------- ----------------

     Total assets                       $     10,144              10,700        110,307           (238)          130,913
                                          ------------ ------------------- -------------- --------------- ----------------

     Liabilities and stockholders'
     equity

                           Account payable and accrued
     liabilities                        $        163           -                 18,314         -                 18,477
     Taxes payable                             4,759           -                 51,101         -                 55,860
     Related parties payables                      4               8,655        -                   (4)            8,655
     Other accounts payable                    1,075           -                 18,732         -                 19,807
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current liabilities             6,001               8,655         88,147             (4)          102,799
                                          ------------ ------------------- -------------- --------------- ----------------

     Deferred income tax                      -                      234        -                 (234)         -
     Others                                      405           -                  2,007         -                  2,412
                                          ------------ ------------------- -------------- --------------- ----------------

         Total liabilities                     6,406               8,889         90,154           (238)          105,211
                                          ------------ ------------------- -------------- --------------- ----------------

     Stockholders' equity                      4,931               1,400         29,945         -                 36,276
     Net (loss) income                        (1,193)                411         (9,792)        -                (10,574)
                                          ------------ ------------------- -------------- --------------- ----------------

     Total stockholders equity                 3,738               1,811         20,153         -                 25,702
                                          ------------ ------------------- -------------- --------------- ----------------

     Total liabilities and stockholders
        equity                          $     10,144              10,700        110,307           (238)          130,913
                                          ------------ ------------------- -------------- --------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     Guarantors' Combined Income Statements:


                                                                                                       Adjustments
     (Unaudited)                                                                        Servicios          and          Combined
     For the three-months period ended March 31, 2005      Icosa      Inmobiliaria        Axtel       Eliminations     Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                      $    23,548              482         201,202           -            225,232

     Administrative expenses                               (23,548)         -              (203,091)         -            (226,639)
     Depreciation and amortization                           -                 (105)            (12)         -                (117)
                                                        ------------ ---------------- --------------- --------------  --------------

          Operating  income (loss)                           -                 377           (1,901)         -              (1,524)
                                                        ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                       (61)            (278)           (131)         -                (470)
                                                        ------------ ---------------- --------------- --------------  --------------

     Other income, net                                          3            -                  64           -                 67
                                                        ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
          employee statutory profit sharing                    (58)             99           (1,968)         -              (1,927)
                                                        ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
             statutory profit sharing benefit                   9                (2)           (716)         -                (709)
                                                        ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                       $        (49)             97           (2,684)         -              (2,636)
                                                        ------------ ---------------- --------------- --------------  --------------

                                                                                                       Adjustments
     (Unaudited)                                                                        Servicios          and          Combined
     For the three-months period ended March 31, 2004      Icosa      Inmobiliaria        Axtel       Eliminations     Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                      $     13,423              505        200,578         -               214,506

     Administrative expenses                               (13,423)         -              (200,602)       -              (214,025)
     Depreciation and amortization                          -                  (111)        -              -                  (111)
                                                        ------------ ---------------- --------------- --------------  --------------

          Operating income (loss)                           -                   394             (24)       -                   370
                                                        ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                       (68)            (162)           (284)       -                  (514)
                                                        ------------ ---------------- --------------- --------------  --------------

     Other income, net                                           7         -                   590         -                   597
                                                        ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
           employee statutory profit sharing                   (61)             232            282         -                   453
                                                        ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
            statutory profit sharing                             3               60           (812)        -                  (749)
                                                        ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                       $        (58)             292           (530)        -                  (296)
                                                        ------------ ---------------- --------------- --------------  --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)


     Guarantors' Combined Statements of Changes in Financial Position:


                                                                                                       Adjustments
     (Unaudited)                                                                       Servicios           and         Combined
     For the three-months period ended March 31, 2005     Icosa       Inmobiliaria       Axtel        Eliminations    Guarantors
     ------------------------------------------------- ------------  --------------- ---------------  -------------- --------------

     Operating activities:
        Net (loss) income                            $       (49)              97           (2,684)          -             (2,636)
        Non-cash items                                        (9)             107             728            -               826
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources (used in) provided by
              operations                                     (58)             204           (1,956)          -             (1,810)

            Net financing from operations                    800                9           2,836            -             3,645
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources provided by operations, net             742             213             880            -             1,835
                                                       ------------  --------------- ---------------  -------------- --------------

     Financing activities:
        Loans payment, net                                   -                (213)         -                -               (213)
                                                       ------------  --------------- ---------------  -------------- --------------

     Resources used in financing activities                  -                (213)         -                -               (213)
                                                       ------------  --------------- ---------------  -------------- --------------

     Investing activities:
        Property, system and equipment, net                  -              -                  (12)          -                (12)
        Other assets                                        (328)           -               (1,421)          -             (1,749)
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources used in investing activities          (328)           -               (1,433)          -             (1,761)
                                                       ------------  --------------- ---------------  -------------- --------------

     Increase (decrease) in cash and equivalents             414            -                 (553)          -               (139)

     Cash and equivalents at the beginning of the
        period                                               593               12           1,420            -             2,025
                                                       ------------  --------------- ---------------  -------------- --------------

     Cash and equivalents at the end of the period   $     1,007               12             867            -             1,886
                                                       ------------  --------------- ---------------  -------------- --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of March 31, 2005)



                                                                                                       Adjustments
     (Unaudited)                                                                       Servicios           and         Combined
     For the three-months period ended March 31, 2004     Icosa       Inmobiliaria       Axtel        Eliminations    Guarantors
     ------------------------------------------------- ------------  --------------- ---------------  -------------- --------------

     Operating activities:
        Net (loss) income                            $        (58)            292           (530)           -               (296)
        Non-cash items                                         (3)             51             812           -                860
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources (used in) provided by operations          (61)            343             282           -                564

           Financing from operations, net                    145               13             301           -                459
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources provided by operations, net               84              356             583           -              1,023
                                                       ------------  --------------- ---------------  -------------- --------------

     Financing activities:
        Loans payments, net                                -                 (356)          -               -               (356)
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources used in financing activities           -                 (356)          -               -               (356)
                                                       ------------  --------------- ---------------  -------------- --------------

     Investing activities:
        Property, system and equipment, net                  -              -                (12)            -                (12)
        Other assets                                           3           -                -               -                  3
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources used in investing activities               3           -                 (12)           -                 (9)
                                                       ------------  --------------- ---------------  -------------- --------------

     Increase in cash and equivalents                         87            -                 571           -                658

     Cash and equivalents at the beginning of the
        period                                               168               14             300           -                482
                                                       ------------  --------------- ---------------  -------------- --------------

     Cash and equivalents at the end of the period   $       255               14             871           -              1,140
                                                       ------------  --------------- ---------------  -------------- --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2004)


     Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

     As discussed at the beginning of this note 14, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss for the three month-period ended March 31, 2005 and 2004 and on the stockholders' equity as of March 31, 2005 and December 31, 2004 is presented below, with an explanation of the adjustments.


                                                                                              (Unaudited)
                                                                              ---------------------------------------------
                                                                                   Three-month period ended March 31
                                                                              ---------------------------------------------
                                                                                       2005                    2004
                                                                              ----------------------- -- ------------------

       Net loss reported under Mexican GAAP ..............................  $              (2,636)                   (296)
                                                                              -----------------------    ------------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (A).......................................                   709                       749
       2. Allowance for post retirement benefits (B)......................                   155                       455
                                                                              -----------------------    ------------------
       Total approximate U.S. GAAP adjustments............................                   864                     1,204
                                                                              -----------------------    ------------------
       Approximate net (loss) income under U.S. GAAP......................  $              (1,772)                     908
                                                                              =======================    ==================





                                                                                      (Unaudited)
                                                                                    -----------------
                                                                                      Three-month           Year ended
                                                                                     period ended
                                                                                       March 31            December 31
                                                                                    ----------------- --- ----------------
                                                                                          2005                 2004
                                                                                    ----------------- --- ----------------

       Total stockholders' equity reported under Mexican GAAP................   $           22,999                 25,702
                                                                                    -----------------     ----------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (A)..........................................                (5,172)              (5,880)
       2. Allowance for post retirement benefits (B).........................                (20,959)            (21,114)
                                                                                    -----------------     ----------------
       Total approximate U.S. GAAP adjustments...............................                (26,131)            (26,994)
                                                                                    -----------------     ----------------
       Total approximate stockholders' deficit under U.S. GAAP...............   $             (3,132)             (1,292)
                                                                                    =================     ================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

       (Thousand pesos of constant purchasing power as of June 30, 2004)


     Guarantors-Notes to the U.S. GAAP reconciliation

     A.   Deferred income taxes

     Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, as of March 31, 2005 and December 31, 2004, represented expenses of $5,172 and $5,880, respectively.

     B.   Other employee benefits Severance

     For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the three-month periods ended March 31, 2005 and 2004 the Company recorded an increase in net income of $155 and $455, respectively, and recognized a liability amounting to $20,959 and $21,114 as of March 31, 2005 and December 31, 2004, respectively. As of March 31, 2005 the Company has not recognized this liability under Mexican GAAP.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe and have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

     We derive our revenues from:

o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee and a per minute usage fee for calls completed on a cellular line ("calling party pays calls").

o Long distance services. We generate revenues by providing long distance services for our customers' completed calls.

o Other services. We generate revenues by providing other services to our customers including internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:


                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                                March 31, 2005)                Three-month period ended
                                      Three-month period ended March 31,              March 31,
                                   ------------------------------------------  ------------------------
            Revenue Source             2005           2004       % of Change     2005          2004
      ------------------------     -----------      ---------    ------------  ---------    -----------
      Local calling services..     Ps.   785.8      Ps. 628.9         25.0%       70.2%        69.5%
      Long distance services..           100.9           89.4         12.9%        9.0%         9.9%
      Other services..........           232.0          186.5         24.4%       20.8%        20.6%
      ------------------------     -----------      ---------    ------------  ---------    -----------
      Total...................     Ps. 1,118.7      Ps. 904.7         23.7%      100.0%       100.0%
                                   ===========      =========    ============  =========    ===========


Cost of Revenues and Operating Expenses

     Our costs are categorized as follows:

     o Cost of revenues include expenses related to the termination of our customers' cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

     o Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

     o Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Three Month Ended March 31, 2005 Compared with Three Month Ended March 31, 2004

     Revenues from Operations

     Revenues from operations increased to Ps. 1,118.7 million for three month period ended March 31, 2005 from Ps. 904.7 million for the same period in 2004, an increase of Ps. 214.0 million, or 24%. The number of access lines increased to 490,231 from 369,231, an increase of 33%, and our average revenue per user decreased to Ps. 627.9 from Ps. 676.6. This decrease was a result of the various commercial offers, including minutes of cellular and long distance calls, that we made available to our customers. During 2004, the Company expanded its coverage by opening six new cities, which combined with new and innovative commercial offers, allowed the Company to increase the number of lines in service.

     Local services. Local service revenues increased to Ps. 785.8 million for the three-month period ended March 31, 2005 from Ps. 628.9 million for the same period ended in 2004, an increase of Ps. 156.9 million, or 25%. These increases were primarily due to higher number of lines in service, which increased the monthly rent and cellular consumption.

     Long distance services. Long distance services revenues increased to Ps.
100.9 million for the three-month period ended March 31, 2005 from Ps. 89.4 million for the period ended March 31, 2004, an increase of Ps. 11.5 million, or 13%. This is a consequence of a higher consumption in both, domestic and international long distance, resulting in large part from the expansion of our network during 2004.

     Other services. Revenue from other services increased to Ps. 232.0 million in the first quarter of 2005 from Ps. 186.5 million in the same period in 2004, an increase of Ps. 45.5 million, or 24%, due to increases in data revenues as well as increased subscriptions for value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 351.8 million for the three-month period ended March 31, 2005 from Ps. 281.4 million registered in the same period in 2004, an increase of Ps. 70.4 million, or 25%. This change was due primarily to a Ps. 34.5 million increase in our underlying costs related to calling party pays calls as well as increased long distance costs. Both increases were due to the higher number of lines in service.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the three-month period ended March 31, 2005 gross profit was Ps. 766.9 million, an increase of Ps. 143.5 million, or 23%, compared with the same period in 2004.

     Operating expenses. Operating expenses for the first quarter of 2005 increased Ps. 90.7 million to Ps. 399.3 million. During the same period of 2004 this amount was Ps. 308.6 million. This increase was attributable to the Company's geographic expansion during 2004.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 262.3 million for the three-month period ended March 31, 2005 from Ps. 241.0 million for the same period in

2004, an increase of Ps. 21.3 million, or 9%. This increase in depreciation and amortization reflects the Company's increased capital expenditures as a result of its infrastructure growth.

     Operating income (loss). Due to the factors previously described, our operating income increased to Ps 105.3 million or 43% when compared to the same period of 2004.

     Comprehensive financial result. The comprehensive financial result was Ps. (74.5) million for the first quarter of 2005, compared to a comprehensive financial result of Ps. (36.1) million for the same period in 2004. The following table illustrates the comprehensive financial results:




       Comprehensive Financial Result Comparison


                                                 Three-month period ended March 31,          % of
       Description                                    2005             2004             Change
       ---------------------------------------------------------------------------------------------
       Interest expense                            Ps.  (96.4)         Ps.   (69.7)            -38.3%
       Interest income                                   16.9                  5.4             213.0%
       Foreign exchange gain (loss), net                 (7.1)                11.2               N/A
       Monetary position gain                            12.1                 17.0             -28.8%
       Total                                       Ps.  (74.5)         Ps.   (36.1)           -106.4%
       =============================================================================================


     The main impact in the comprehensive financial result is due to the offering of an additional $75 million of our senior notes during the month of January of 2005.

     Net Income (loss). Our net income was Ps. 14.4 million for the three-month period ended March 31, 2005 vs. Ps. 33.4 million for the three-month period ended March 31, 2004. We anticipate that we could incur net losses for at least the next several quarters.

Liquidity and Capital Resources

     Historically we have relied primarily on vendor financing, private equity contributions, internal cash from operations, the proceeds from bank debt and the sale of our 11% Senior Notes due 2013 to fund our operations, capital expenditures and working capital requirements. We believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

     At March 31, 2005, we had cash and cash equivalents of Ps. 1,255.7 million compared to cash and cash equivalents of Ps. 889.0 million in the same period of 2004.

     Net cash provided by operating activities for the three-month period ended March 31, 2005 was Ps. 72.2 million compared to Ps. 102.5 million in the same period of 2004.

     Net cash used in investing activities was Ps. 371.9 million for the first Quarter of 2005 compared to Ps. 213.8 million in the same period of 2004. These cash flows primarily reflect investments in fixed assets of Ps. 352.1 million and Ps. 202.8 million for the three-month period ended March 31, 2005 and 2004, respectively.

     Net cash provided by (used in) financing activities from continuing operations was Ps. 996.9 million and Ps. (76.0) million for the three-month period ended March 31, 2005 and 2004, respectively. The amount reflected in the first quarter of 2005 was primarily due to the issuance of additional senior notes in January 2005.

     We expect to make additional investments in future periods as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

     Capitalization of preoperating expenses

     We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

     Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.


                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                                ---------     -----------    -----------   -----------    -----------
                                                                 pro forma, payments due by period
                                                                        (US$ in millions)
Contractual obligations:
Debt maturing within one year..........            16.0           16.0             --           --              --
Long-term debt.........................           254.6             --            4.6           --           250.0
Operating leases.......................             8.9            2.9            6.0           --              --
Airspan(1).............................            35.0           34.8            0.2           --              --
                                                ---------     -----------     ----------    ---------     ----------
Total contractual cash obligation......           341.9           33.5           43.4          15.0          250.0
                                                =========     ===========     ==========    =========     ==========
___________________


(1) Includes Airspan's new supply agreements.


US GAAP Reconciliation

     We describe below the principal differences between Mexican GAAP and US GAAP. See Note 14 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders' equity and net loss for the period presented.

     Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements and such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

     Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the pre-operating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders' equity recorded during the developing stage.

     Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

     The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

     Vacations. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

     Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee's service life.

     Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recent Accounting Pronouncements

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

     The Company estimates that the adoption of the new Bulletin C-12 will not have a material effect on its financial position or results of operations.

     Recent accounting pronouncements under US GAAP

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For companies whose stock does not trade in a public market, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006.

     In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for us for non-monetary asset exchanges occurring on or after January 1, 2006.

     The Company estimates that the adoption of the above bulletins will not have a material effect on its financial position or results of operations.

Critical Accounting Policies

     Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 14 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

     We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

     Income taxes

     Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

     Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     Recognition of the effects of inflation

     Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

     Impairment of long-lived assets

     We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

     Revenue Recognition

     On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

     (a)  there is persuasive evidence of an agreement;

     (b)  the delivery was made or the services rendered;

     (c)  the sales price to the purchaser is fixed or determinable;

     (d)  collection is reasonably assured.

     SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

     One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at March 31, 2004 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, the Company entered into two separate derivative transactions denominated "coupon Swap" agreements to hedge a portion of its US dollar foreign exchange exposure resulting from the issuance of our US $175.0 million 11% senior notes that will mature in year 2013. Under the transactions, Axtel will receive semi-annual payments based on the aggregate notional amount of US $113.8 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. $1,270.0 million at an annual rate of 12.3%. Both of these transactions will cease in December 2008.

     The following table provides information about the details of our option contracts as of March 31, 2005:



(Amounts in millions)                                Currencies                      Interest Rates
                                         ----------------------------------- -------------------------------
     Maturity date          Notional        Notional       Amount in new         Axtel         Axtel pays      Estimated
                             amount          amount           currency          receives                       fair value
December 15, 2008          US$ 113.8       Ps. 1,270         US$ 13.75           11.00%          12.30%        US$ (0.6)


     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.



ITEM 4.  CONTROLS AND PROCEDURES



     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.



PART II - OTHER INFORMATION





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                                      -44-



ITEM 1.  LEGAL PROCEEDINGS

     There have been no material changes in our legal proceedings previously disclosed, except in connection with Shareholdings Disputes, which have had the following developments:

(1)  LAIF X Mexican Litigation:

     On or about October 24, 2003, LAIF X sprl filed a petition before the civil trial court located in Monterrey (Mexico), seeking preliminary injunctive relief consisting of an order to suspend the effectiveness of the resolutions adopted during the meeting of our shareholders held on October 9, 2003, with respect to the appointment of members of our board of directors by the holders of Series C shares, pending the resolution of the dispute through the dispute resolution process set forth in our bylaws. The civil trial court denied the admission of such petition and ordered its dismissal on November 14, 2003; the State Superior Court of Appeals (Sala Novena Civil) confirmed such dismissal on March 18, 2004. LAIF X sprl requested constitutional review on April 20, 2004, challenging the State Superior Court's decision confirming the dismissal by the civil trial court. The Federal District Court denied such relief and confirmed the dismissal. LAIF X sprl requested review by the Federal Circuit Court of the decision rendered by the Federal District Court; on April 14, 2005, the Federal Circuit Court confirmed the resolution denying the relief sought by LAIF. This decision is final and allows no further legal recourse.


(2)  LAIF X Arbitral Proceeding:

     On December 23, 2003, LAIF X sprl filed a Demand for Arbitration before the International Centre for Dispute Resolution of the American Arbitration Association against us, Telinor and Blackstone (collectively "respondents"). In this arbitral proceeding, LAIF X sprl seeks among other relief, (a) a declaration that the allocation of the Series C shares to Blackstone was not made in compliance with our bylaws, (b) an order to nullify the Series C shares allocated to Blackstone, to cancel the corresponding stock certificates and to re-issue instead the same number of Series A shares to Telinor, (c) an order to remove the Series C directors appointed during the Ordinary Shareholders Meeting held on October 9, 2003 and to hold a Special Meeting of the Series C shareholders to elect new Series C directors and (d) damages for an unspecified amount. LAIF X amended its complaint in March 2004, requesting a declaration that LAIF X sprl is a legitimate shareholder of the Company. Each of the respondents filed their answers to LAIF X sprl's Demand for Arbitration and requested, among other things, (a) the dismissal of the arbitration for lack of an arbitrable dispute, (b) alternatively, a stay of the arbitration until resolution of the pending litigation filed by Telinor in Mexico challenging LAIF X sprl status as a shareholder of the Company (more fully described below under the caption Telinor Mexican Litigation) and (c) a denial of LAIF X sprl's request for relief in its entirety and a declaration that our issuance of Series A shares to Telinor, as agent for Blackstone, and the subsequent exchange of those shares for Series C shares, were properly executed in accordance with the resolutions of our Extraordinary Shareholders Meeting dated February 28, 2003, our bylaws and Mexican law. Respondents have also challenged on jurisdictional grounds the Tribunal's right to consider the issue of whether LAIF X is a legitimate shareholder of the Company. The hearing on the merits of this matter was scheduled for early December 2004. At the request of LAIF X, the hearing was rescheduled to November 15, 2005 in order to give the parties an opportunity to resolve the matters raised in the arbitration in a consensual manner.



ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.



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                                      -45-



ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5.  OTHER INFORMATION

         Not applicable.

ITEM 6.  EXHIBITS AND REPORTS

         Not applicable.




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                                      -46-






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Axtel, S.A. de C.V.

                                     By: /s/ Patricio Jimenez Barrera
                                         ------------------------------------
                                         Patricio Jimenez Barrera
                                         Chief Financial Officer


Date:  May 13, 2005